                                               Filing Pursuant to Rule 424(b)(2)
                                            Registration Statement No. 333-33774


                          PROSPECTUS SUPPLEMENT NO. 10

                       To Prospectus dated April 19, 2000,
              Prospectus Supplement No. 1 dated November 16, 2000,
              Prospectus Supplement No. 2 dated July 19, 2001, and
                Prospectus Supplement No. 3 dated August 20, 2001
              Prospectus Supplement No. 4 dated September 28, 2001
               Prospectus Supplement No. 5 dated December 17, 2001
               Prospectus Supplement No. 6 dated December 17, 2001 Prospectus Supplement No. 7 dated December 18, 2001 Prospectus Supplement No. 8 dated February 7, 2001 Prospectus Supplement No. 9 dated February 22, 2001

                                3,333,333 SHARES

                          ADVANCED VIRAL RESEARCH CORP.

                                  COMMON STOCK

         You should read this prospectus supplement no. 10 along with the accompanying prospectus and prospectus supplements nos. 1 through 9. These documents contain information you should consider when making your investment decision. You should rely only on the information contained or incorporated by reference in this prospectus supplement no. 10 and the accompanying prospectus and prospectus supplements nos. 1 through 9. We have not authorized anyone else to provide you with different or additional information.

         This prospectus supplement no. 10 and the accompanying prospectus and prospectus supplements nos. 1 through 9 do not constitute an offer to sell or a solicitation of an offer to buy any securities other than the common stock offered hereby. This prospectus supplement no. 10 and the accompanying prospectus and prospectus supplements nos. 1 through 9 do not constitute an offer to sell or a solicitation of an offer to buy our common stock in any circumstances in which an offer or solicitation is unlawful.

         Information in this prospectus supplement no. 10 and the accompanying prospectus and prospectus supplements nos. 1 through 9 may change after the date on the front of the applicable document. You should not interpret the delivery of this prospectus supplement no. 10 or the accompanying prospectus and prospectus supplements nos. 1 through 9 or the sale of the common stock as an indication that there has been no change in our affairs since that date.

         Our principal executive offices are located at 200 Corporate Boulevard South, Yonkers, New York 10701. Our telephone number is (914) 376-7383.

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         Investing in our common stock involves a high degree of risk. See "RISK FACTORS" beginning on page 3 of the prospectus.

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         Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

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         The date of this prospectus supplement no. 10 is March 22, 2002


                                 USE OF PROCEEDS

         We will use the net proceeds of this offering of our common stock as described in the prospectus. See "Use of Proceeds" beginning on page 7 of the prospectus.

                                HIGH RISK FACTORS

         As of the date of this prospectus, we do not have sufficient funds to sustain our operations, nor do we have funds to pay our debts as they become due. During the next 12 months, we expect to incur significant expenditures relating to operating expenses and expenses relating to regulatory filings and clinical trials for Product R. We currently do not have cash availability to meet our anticipated expenditures.

         We are currently seeking additional financing. If none of our outstanding options and warrants are exercised, and we obtain no other additional financing, in order for us to achieve the level of operations contemplated by management, management anticipates that we will have to limit intentions to expand operations beyond current levels.

         We anticipate that we will be required to sell additional securities to obtain the funds necessary to further our research and development activities. We are currently seeking debt financing, licensing agreements, joint ventures and other sources of financing, but the likelihood of obtaining such financing on favorable terms is uncertain. Management is not certain whether, at present, debt or equity financing will be readily obtainable on favorable terms. Because of the large uncertainties involved in the FDA approval process for commercial drug use on humans, it is possible that we may never be able to sell Product R commercially. Please see page 5 of the prospectus for a discussion of other risk factors.

                              PLAN OF DISTRIBUTION

                  Pursuant to this prospectus supplement no. 10, we are offering 3,333,333 shares of our common stock to Roseworth Group Limited, a British Virgin Islands corporation (the "Purchaser"). We have entered into a stock purchase agreement dated as of March 22, 2002 with the Purchaser pursuant to which we will issue and sell to the Purchaser 3,333,333 shares of our common stock at a negotiated price of $0.15 per share, for a total purchase price of $500,000. We also entered into the following stock purchase agreements with the Purchaser:

         o On February 7, 2002, we entered into a stock purchase agreement with the Purchaser pursuant to which we issued and sold to the Purchaser 3,333,333 shares of our common stock at a negotiated price of $0.15 per share, for a total purchase price of $500,000;

         o On February 21, 2002, we entered into a stock purchase agreement with the Purchaser pursuant to which we issued and sold to the Purchaser 3,333,333 shares of our common stock at a negotiated price of $0.15 per share, for a total purchase price of $500,000; and

         o On November 16, 2000, we entered into a stock purchase agreement with the Purchaser pursuant to which we issued and sold to the Purchaser 4,960,317 shares of our common stock at a negotiated price of $0.3024 per share, for a total purchase price of $1,500,000;

The Purchaser is a wholly-owned subsidiary of Creon Management, S.A., a British Virgin Islands corporation whose wholly-owned subsidiary, Cambois Finance, Ltd., also a British Virgin Islands corporation, purchased 6,666,667 shares of our common stock at a negotiated price of $0.15 per share pursuant to a stock purchase agreement dated September 28, 2001. Other than the foregoing transactions, there has been no material relationship between the Purchaser and Advanced Viral Research Corp. in the past three years.

         The Purchaser is an "underwriter" within the meaning of the Securities Act of 1933 in connection with its sale of the shares purchased from us as described in this prospectus supplement no. 10. Broker-dealers or other persons acting on the behalf of parties that participate in the distribution of the shares may also be deemed to be underwriters. Any commissions or profits they receive on the resale of the shares may be deemed to be underwriting discounts and commissions under the Securities Act.

         During the time the Purchaser is engaged in distributing shares covered by this prospectus supplement no. 10 and accompanying prospectus and prospectus supplements nos. 1 through 8, the Purchaser may be subject to, among other regulations, Regulation M under the Securities Exchange Act of 1934. With certain exceptions, to the extent the Purchaser is subject to Regulation M, it may not engage in any stabilization activity in connection with our securities, must furnish each broker who offers shares of common stock covered by this prospectus supplement no. 10 and accompanying prospectus and prospectus supplements nos. 1 through 9 with the number of copies of this prospectus supplement no. 10 and accompanying prospectus and prospectus supplements nos. 1 through 9 which are required by each broker, and may not bid for or purchase any of our securities or attempt to induce any person to purchase any of our securities other than as permitted under the Exchange Act.

                           MARKET FOR OUR COMMON STOCK

         Our common stock is traded on the National Association of Securities Dealers, Inc.'s OTC Bulletin Board under the symbol "ADVR." On March 19, 2002 the high and low bid prices for our common stock on the Bulletin Board were $0.171 and $0.171 respectively. As of March 20, 2002, we had 409,963,529 shares of common stock outstanding.

                       WHERE YOU CAN FIND MORE INFORMATION

         The SEC allows us to "incorporate by reference" information that we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus supplement no. 10 and the accompanying prospectus and prospectus supplements nos. 1 through 9. We incorporate the documents indicated on page 8 of our prospectus.